April 5, 2012

Mr. Michael Henderson United States Securities and Exchange Commission 450 Fifth Street, N. W. Washington, D. C. 20549

Reference: Nettalk.com, Inc. Form 10 K for the fiscal year ended September 30, 2011, filed December 22, 2011.

We are in receipt of your letter dated March 28, 2012 regarding our Form 10 K filing. In response to your item relating to “Revenue recognition”, page 17, Item 1, note following:

Revenue recognition

Our DUO provides for revenue recognition from the sale of the device and from the sale of telephone service as a multiple-element arrangement. The initial year telephone service is included on the sale price at time of sale and billed subsequently thereafter upon annual renewals. The subsequent renewal telephone service is billed at $29.95. This represents the true value of our telephone service and therefore it is the amount used to allocate split between initial sale of our product and telephone service. Any and all applicable discounts is apportioned between the device and telephone service at time of sale. Therefore, revenue recognition on our DUO is fully recognized at the time of our customer equipment sale, the one year telephone service is amortized over 12 month cycle.  Subsequent renewals of the annual telephone service are amortized over the corresponding 12 months cycle.

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We attest to the following items, as follows:

We are responsible for the adequacy and accuracy of the disclosure in our filing of Form 10 K at September 30, 2011.

We understand that staff comments or changes to disclosure do not foreclosed the Commission from taking any action with respect to our filing; and

We do not and will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our response and let us know if you need additional information.

Sincerely,

/s/ Guillermo Rodriguez

Guillermo Rodriguez, CFO